82-5135



ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Wednesday, 30 January 2002
SUBJECT:	Appendix 3B
PAGES (inc. cover)	8

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange on Wednesday, 30 January, 2002 –

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement.



Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

dlw 1/31

If there are any problems with this transmission, call 08 8234 2660

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

BRESAGEN LIMITED

ACN, ARBN or ARSN

007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	45,000 @ $1.06 EXPIRE 10 YRS AFTER ISSUE

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EMPLOYEE AND RESEARCHER OPTIONS INCENTIVE PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 JANUARY, 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
54,493,560	ORDINARY SHARES

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
REFER ADDENDUM ATTACHED	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100.000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 30/1/2002
(Company Secretary)

Print name: LINTON W P BURNS

== == == == ==

+ See chapter 19 for defined terms.

BresaGen Limited

Addendum to Clause 9 of Appendix 3B Dated 30/01/02

Number and Class of Securities not Quoted on ASX

Number	Class
OPTIONS	
Employee Options Incentive Plan	
25,000	Exercisable between 1/7/99 and 30/6/04 Exercise price = $1.00
165,182	Exercisable between 31/10/97 and 31/10/02 Exercise price = $1.10
755,001	One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 18/10/99 Exercise price = $1.00
220,000	One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.00
100,000	One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.48
20,000	One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 24/7/00 Exercise Price = $1.51
237,500	Vesting at various dates after grant Exercisable anytime after vesting up to 5th anniversary of date of grant Issue date = 27/6/01 Exercise price = $1.50
412,500	Vesting at various dates after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Exercisable at various prices Issue date = 27/6/01
15,000	One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 15/10/01 Exercise Price = $1.09
45,000	One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 17/12/01 Exercise Price = $1.06
2,245,183	TOTAL EMPLOYEE OPTIONS
CytoGenesis & Management Options	
975,000	Exercisable at $1.50 between 9/11/00 and 6/11/05 on share price exceeding $A2.00 for 5 consecutive days
975,000	Exercisable at $1.50 between 9/11/00 and 6/11/05 on share price exceeding $A2.50 for 5 consecutive days
1,050,000	Exercisable at $1.50 between 9/11/00 and 6/11/05 on share price exceeding $A3.00 for 5 consecutive days
3,000,000	
Intersuisse Corporate and GTH Capital Options	
200,000	Exercisable at $1.50 between 9/11/00 and 30/6/02
5,445,183	**TOTAL OPTIONS**